Exhibit 99.7

750 N St Paul St.
Suite 1750
Dallas, Texas 75201
Phone (214) 754-7090

September 9, 2021

Mr. Joe Nicholas

Fleur De Lis Energy, LLC

909 Lake Carolyn Parkway

Irving, Texas 75039

Mr. Nicholas:

As requested, Haas Petroleum Engineering Services, Inc. (hereinafter referred to as “Haas Engineering”) has performed an Audit of the provided economics and database prepared by Fleur De Lis Energy, LLC (hereinafter referred to as “Fleur De Lis”), to the interests of Renee Acquisition LLC and EIGF TE GP Resource Acquisition I L.P. (hereinafter referred to collectively as “Renee-EIGF Resource”), as of December 31, 2020. The properties evaluated in this report are located in Johnson, Natrona, and Sweetwater Counties, Wyoming, and production data was generally available through December 31, 2020. It is the understanding of Haas Engineering that this evaluation comprises 100% of the Reserves of Renee Acquisition LLC and 83% of the Reserves of EIGF TE GP Resource Acquisition I L.P.

Haas Engineering has completed this audit in accordance with the definitions of the Securities and Exchange Commission (“SEC”) Regulation S-X Rule 4-10(a). This estimate of Reserves was completed on or about the date of this report, with a majority of the audit completed during reviews in late 2020 and early 2021. This report has been prepared for the purposes of Renee-EIGF Resource’s SEC filing. It is Haas Engineering’s opinion that the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for this purpose. As of December 31, 2020, Renee-EIGF Resource’s net Reserves, future net income (“FNI”), and net present worth discounted at 10 percent per annum (“NPV”) have been estimated to be as follows:

TABLE 1

	As of 12/31/2020
	Net Reserves		Sales Volumes
Reserve Class/Cat	Oil & Condensate (bbl)	Wet Gas (Mcf)	NGL (bbl)	Residue Gas (Mcf)	FNI ($)	NPV Disc. @ 10% ($)
Proved Producing	16,952,052	1,053,334	51,655	1,053,334	67,203,936	77,452,544
Proved Non-Producing	4,631,772	1,604,483	—	1,331,721	38,818,748	12,055,495
Proved Undeveloped	10,715,730	—	—	—	114,444,704	47,016,516

Total Proved	32,299,554	2,657,817	51,655	2,385,055	220,467,388	136,524,555

*	Totals in Table 1 may not exactly match values in the attached cash flow summaries and tabular summaries due to computer rounding.

In this unqualified audit of Renee-EIGF Resource’s Reserves, Haas Engineering noted some variances from our internal estimations including forecast differences, price adjustments, taxes, recoveries, and operating expenses. However, these differences, in aggregate, did not exceed the 10 percent tolerance of auditing standards.

It is the opinion of Haas Engineering that the Reserves, FNI, and NPV estimates listed in Table 1 are, in the aggregate, reasonable and meet Audit standards for the top 80% of value in the portfolio. FNI is after deducting estimated operating and future development costs, severance and ad valorem taxes, but before Federal income taxes. Total net Proved Reserves are defined as those natural gas and hydrocarbon liquid Reserves to Renee-EIGF Resource’s interests after deducting all royalties, overriding royalties, and reversionary interests owned by outside parties that become effective upon payout of specified monetary balances. All Reserves estimates have been prepared using standard engineering practices generally accepted by the petroleum industry and conform to guidelines developed and adopted by the SEC. All hydrocarbon liquid Reserves are expressed in United States barrels (“bbl”) of 42 gallons. Natural gas Reserves are expressed in thousand standard cubic feet (“Mcf”) at the contractual pressure and temperature bases and include shrinkage adjustment related to field and plant losses.

RESERVES ESTIMATE METHODOLOGY

It is the opinion of Haas Engineering that the Reserves estimates contained in this report have been prepared using standard engineering practices generally accepted by the petroleum industry. Decline curve analysis was used to estimate the remaining Reserves of pressure depletion reservoirs with enough historical production data to establish decline trends. Reservoirs under non-pressure depletion drive mechanisms and non-producing Reserves were estimated by volumetric analysis, dimensionless curves, research of analogous reservoirs, probabilistic methods, or a combination of methods. The appropriate methodology was used, as deemed necessary, to estimate Reserves in conformance with SEC regulations. The maximum remaining Reserves life assigned to wells included in this report is over 59 years. Please note that reducing the maximum life to 50 years changes the discounted value by less than 1%. This report does not include any gas sales imbalances.

RESERVES CLASSIFICATION

It is the opinion of Haas Engineering that the Reserves estimates contained in this report conform to guidelines specified by the SEC. For more information regarding Reserves classification definitions see Appendix A. A complete discussion of the Reserves classification definitions can be found on the United States Securities and Exchange Commission website (www.sec.gov). It should be noted that this evaluation contains cases with negative FNI, which contain abandonment costs. All volumes are related to commercial production.

The SEC requires a development plan be in place for these assets. This Audit report defines a budget for that development plan, but Haas Engineering makes no representation about the company’s ability to fund this development. All Proved Undeveloped (“PUD”) locations are developed within 5 years, although it should be noted that investments related to the additional facilities projects extends beyond this time frame. It should be noted that, as of the effective date of this report, no wells were being drilled, completed, or were waiting on completion.

COMMODITY PRICES

It is the opinion of Haas Engineering that, pursuant to SEC guidelines, the cash flow projections in this report utilize the unweighted 12-month arithmetic average of the first-day-of month benchmark prices for January 2020 through December 2020. The benchmark price for natural gas is taken to be the price received at Henry Hub and the benchmark price for hydrocarbon liquids is taken to be the price received for West Texas Intermediate (“WTI”) crude oil at the Cushing, OK sales point.

The unweighted arithmetic average cash market price for natural gas delivered at Henry Hub during this time period is $1.99 per MMBTU. The Henry Hub price was held constant throughout the life of the wells and is adjusted for BTU content, basis differentials, and marketing costs, resulting in a weighted average net price of $1.36 per Mcf.

The unweighted arithmetic average cash market price for WTI crude oil sold at Cushing, OK during this time period is $39.57 per bbl. For natural gas liquids (“NGL”), the WTI crude oil price was held constant throughout the life of the wells and is adjusted for BTU content, plant processing fees and basis differentials, resulting in a weighted average net price of $11.41 per bbl. For crude oil, the WTI crude oil price was held constant throughout the life of the wells and is adjusted for crude quality, marketing fees, BS&W, transportation costs, purchaser bonuses and basis differentials, resulting in a weighted average net price of $38.32 per bbl.

Summary level revenue accounting data for the period of January 1, 2020 through December 31, 2020 was generally used in this evaluation. The pricing adjustments were provided by Fleur De Lis and reviewed for the top 80 percent of the NPV. Haas Engineering verified the reasonableness of Fleur De Lis’ pricing models and differentials using accounting data furnished by Fleur De Lis.

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OPERATING EXPENSES & CAPITAL COSTS

It is the opinion of Haas Engineering that, in most cases, the lease operating costs used in this evaluation represent the average of recent historical monthly operating costs. In cases where historical costs were not available or deemed to be unreliable, operating costs were estimated based on knowledge of analogous wells producing under similar conditions. The lease operating expenses in this report represent field level operating costs and do not include COPAS charges.

It is the opinion of Haas Engineering that capital costs were estimated using recent historical information reported for analogous expenditures. Where recent historical information was not available, Authority for Expenditure (“AFE”) documents, supplemental documentation, or discussions with the operator were used to estimate capital costs. AFE documents provided by the operator have been checked for reasonableness.

It should be understood that this evaluation contains Proved Developed Producing (“PDP”) assets that require additional investment. These investments have been reviewed by Haas Engineering and found to be reasonable. It should also be understood that abandonment costs have been included by field and Reserve Category, as individual cases. The abandonment costs used are Fleur De Lis’ estimates of the costs to abandon the wells and production facilities, net of salvage value, and have been reviewed for reasonableness. It should also be understood that these cases contain no volumes, only investments, and as such have negative FNI and NPV.

Operating cost data for the period of January 1, 2020 through December 31, 2020 was used in this evaluation. Operating expense, capital costs, and abandonment costs were not escalated in this evaluation.

DISCLAIMERS

In this unqualified audit of Renee-EIGF Resource’s Reserves, Haas Engineering noted some variances from our internal estimations including forecast differences, price adjustments, taxes, recoveries, and operating expenses. However, these differences, in aggregate, did not exceed the 10 percent tolerance of auditing standards.

It should be understood that this evaluation contains Proved Developed Producing (“PDP”) assets that require additional investment. These investments have been reviewed by Haas Engineering and found to be reasonable. It should also be noted that abandonment costs have been included by field and Reserve Category, as individual cases. The abandonment costs included in these cases have been provided by Fleur De Lis and reviewed for reasonableness. It should also be understood that these cases contain no volumes, only investments, and as such have negative FNI and NPV.

The Proved Reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered; and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the product prices and the costs incurred in recovering these Reserves may vary from the price and cost assumptions in this report. Because these estimates are based on existing governmental regulations, changes could affect the ability to recover these Reserves. In any case, quantities of Reserves may increase or decrease as a result of future operations.

Reserves estimates for individual properties included in this report are only valid when considered within the context of the overall report and should not be considered independently. The future net income and net present value estimates contained in this report do not represent an estimate of fair market value.

All information pertaining to the operating expenses, prices, and the interests of Renee-EIGF Resource in the properties appraised has been accepted as represented. It was not considered necessary to make a field examination of the appraised properties. Data used in performing this appraisal were obtained from Fleur De Lis, public sources, and our own files. Supporting work papers pertinent to the appraisal are retained in our files and are available to you or designated parties at your convenience.

It was beyond the scope of this Haas Engineering report to evaluate the potential environmental liability costs from the operation and abandonment of these properties. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the forecasts presented herein.

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The technical person primarily responsible for conducting this Audit meets the requirements regarding qualifications, independence, objectivity, and confidentiality, as defined by the SPE Standards. Michael A. Link, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at Haas Engineering since 2015 and has over 20 years of industry experience.

Haas Engineering is independent with respect to Fleur De Lis, Renee Acquisition LLC, and EIGF TE GP Resource Acquisition I L.P., as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

We appreciate this opportunity to have been of service and hope that this report will fulfill your requirements.

[Remainder of page intentionally left blank. Signature page follows.]

Fleur De Lis Energy, LLC | September 9, 2021| Page 4 of 5

Haas Petroleum Engineering Services, Inc.
F-0002950

/s/ Michael A. Link, P.E.
Michael A. Link, P.E.
September 9, 2021

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